SUZANO S.A.
Publicly Held Company with Authorized Capital
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registration (NIRE): 29.300.016.331
MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 28, 2024
1. Date, Time and Venue: On February 28, 2024, at 10:00 a.m., its Board of Directors (“Board”) met at the branch of Suzano S.A. (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system.
2. Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff and Rodrigo Calvo Galindo. Additionally, the following members of the Company’s Supervisory Board attended the meeting as guests, Messrs. Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes, as representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”), the Company’s independent auditor, Mr. José Vital, Marcos Martins and Mrs. Alessandra Arakaki, and further, Messrs. Walter Schalka, President of the Company, Marcelo Bacci, Executive Financial and Investor Relations Officer, Leonardo Grimaldi, Executive Commercial Officer for Cellulose and Logistics, Aires Galhardo, Executive Cellulose Operations Officer, and Mr. Marcos Moreno Chagas Assumpção, as secretary.
3. Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.
4. Board Composition: the meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.
5. Agenda: (...) (2) Resolve on the Management Report and the Standalone and Consolidated Financial Statements of the Company and their respective Notes, all regarding the fiscal year ended on 31 December, 2023, followed by the independent auditor’s report; (7) Contracting of the New BNDES Credit Facility; (11) re-ratification of the contracting facility with IFC.
6. Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.
7. Presentation, discussions on the agenda and resolutions:
“7.2. Mr. Walter Schalka presented the Company’s results, and the Directors, unanimously and without reservations, (i) favorably resolved on the Management Report and the Standalone and Consolidated Financial Statements of the Company and their respective Notes, all regarding the fiscal year ended on December 31, 2023, considering the independent auditor’s report without reservations, and the favorable opinion of the Supervisory Board and of the Statutory Audit Committee regarding the subject; (ii) authorized the corresponding disclosure of those documents under the applicable regulations and legislation; and (iii) approved the submission of those documents for resolution by the Company’s Ordinary General Meeting, which convening shall be timely performed.
(...)
7.7. The Directors, with the favorable opinion of the Management and Finance Committee, unanimously and without reservations, approved the proposal to contract with BNDES a new credit facility to finance the Technological Innovation Project with the investments in Research and Development in form of repayment

(Continuation of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on February 28, 2024)
in the amount of BRL 31 million, with a total term of 16 years, with a grace period of 2 years and 6 months; (ii) establishment of a mortgage in favor of BNDES on the property where the industrial complex of Três Lagoas is currently located.
(...)
7.11. The Directors approved, unanimously and without reservations, the re-ratification of item (i) of the agenda of the Minutes of Meeting of the Board of Directors held on November 30, 2024, registered with the Board of Trade of Bahia - JUCEBA under No. 98449061 on 12/13/2023. It reads: “The Directors, with the favorable opinion of the Management and Finance Committee, unanimously and without reservations, approved the proposal to increase the Syndicated Credit Facility Lead by IFC (A&B Loan) in the maximum amount of USD 195 million, making a total of USD 795 million, combined with the previously approved amount, according to the material made available. Once the approval was completed, they moved on to the next item in the agenda. Finally, the Company’s Executive Officers were authorized and delegated with powers to practice all related and/or additional acts that may be necessary and/or convenient to give effect to the resolution provided in this item. Once the approval was completed, they moved on to the next item in the agenda.” It reads: “The Directors, with the favorable opinion of the Management and Finance Committee, unanimously and without reservations, approved the proposal to increase the Syndicated Credit Facility Lead by IFC (A&B Loan) in the maximum amount of three hundred and fifty million US dollars (USD 350 million), making a total of nine hundred and fifty million US dollars (USD 950 million), combined with the previously approved amount, according to the material made available. Once the approval was completed, they moved on to the next item in the agenda. Finally, the Company’s Executive Officers were authorized and delegated with powers to practice all related and/or additional acts that may be necessary and/or convenient to give effect to the resolution provided in this item. Once the approval was completed, they moved on to the next item in the agenda.”
8. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of Meeting were drawn up, read, and shall be signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Website.
I certify that this is an extract of the minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.
São Paulo, SP, February 28, 2024.

__________________________ Marcos Chagas Assumpção Secretary
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